PALMER & DODGE

                                One Beacon Street
                           Boston, Massachusetts 02108

                                 April 14, 1993

First Investors Multi-State Insured Tax Free Fund
95 Wall Street
New York, New York 10005

Gentlemen:

         We have acted as special Massachusetts tax counsel to you to determine the Massachusetts personal income tax consequences of receipt of distributions from the Massachusetts Series (the "Massachusetts Series") of the First Investors Multi-State Insured Tax Free (the "Fund") by holders of shares of the Massachusetts Series.

         In rendering this opinion, we have relied on your representations that the Fund is a corporate trust within the meaning of chapter 62, section 1(j) of Massachusetts General laws and that the Massachusetts Series qualifies and will continue to qualify as a separate regulated investment company within the meaning of section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

         Based on your representations and our examination of relevant laws, we are of the opinion that under existing law holders of shares of the Massachusetts Series who are subject to income taxation under Mass. G.L. c. 62 will not be subject to tax on distributions from the Massachusetts Series for periods during which the Massachusetts Series qualifies as a regulated investment company under section 851 of the Code, to the extent that these distributions (1) qualify as exempt interest dividends of a regulated investment company within the meaning of Code section 852(b)(5) which are directly attributable to interest exempt from Massachusetts taxation under any provision of law, on obligations issued by the Commonwealth of Massachusetts, its instrumentalities or its political subdivisions, by the government of Puerto Rico or by its authority, by the government of Guam or by its authority, or by the government of the Virgin Islands or by its authority; (2) are attributable to interest on obligations of the United States exempt from state income taxation; or (3) qualify as capital gain dividends within the meaning of code section 852(b)(3)(C) which are attributable to gain exempt from Massachusetts taxation under any provision of law, on obligations issued by the Commonwealth of Massachusetts, its instrumentalities or political subdivisions. The Massachusetts Series must identify the items not subject to tax in a written notice to the shareholders. Holders of shares of the Massachusetts Series who are subject to income taxation under Mass. G.L. c. 62 will generally be subject to tax on distributions which are from sources other than those described above.

         The material set forth under the caption "State income taxes. Massachusetts" in the prospectus is a fair summary of this opinion. We consent to the filing of this opinion as an exhibit to Post-Effective Amendment No.14 to the Fund's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and to the reference to us under the heading "State income taxes. Massachusetts".

                                            Very truly yours,

                                            /s/Palmer & Dodge